FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For March 30, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
              Form 20-F [ X ]                         Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

                                  EXHIBIT INDEX


   Exhibit         Date                   Description of Exhibit
   -------         ----                   ----------------------

      1       2007/03/29     IIJ Announces Acquisition of hi-ho from Panasonic
                             Network Services

      2       2007/03/29     English translation of the press release that IIJ
                             made with Panasonic Network Services Inc. in
                             Japanese: IIJ and Panasonic Network Services Reach
                             Agreement on Transfer of ISP Operations

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Internet Initiative Japan Inc.




Date:  March 30, 2007      By:   /s/ Koichi Suzuki
                                 -----------------------------------------------
                                 Koichi Suzuki
                                 President, Chief Executive Officer and
                                 Representative Director

EXHIBIT 1
---------


  IIJ Announces Acquisition of hi-ho from Panasonic Network Services

    TOKYO--(BUSINESS WIRE)--March 29, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that its Board of Directors resolved to acquire 100% of the equity of hi-ho, Inc. ("hi-ho") from Panasonic Network Services Inc. ("PNS"). hi-ho will become a consolidated subsidiary of IIJ on June 1, 2007.

1. Reason for the share acquisition
IIJ Group will take over the Internet service business that PNS provides under the "hi-ho" brand and the solution business that PNS provides to its corporate customers, including Matsushita Electric Industrial Co., Ltd. group companies through the share acquisition.

While the Internet is becoming more widely used and lower priced broadband services, such as ADSL and FTTH (Fiber-to-the-home), are becoming more common in Japan, Internet users are facing more threats such as cyber-attacks, computer viruses, spam and phishing. As a result, demand for a safer Internet environment is continually increasing. Through this acquisition, IIJ plans to expand its Internet service business by enhancing the development and provision of high-quality network-related services that consumers can use more safely, leveraging its engineering and network operating expertise that it has cultivated in its Internet related business for its corporate customers.

2. Overview of new consolidated subsidiary (planned)
(1)  Company name: hi-ho, Inc.
(2)  Representative: Koichi Suzuki, Chairman and Representative
                     Director
                     Isao Momota, President and Representative
                     Director
(3)  Location: 2-13-10 Kyobashi, Chuo-ku, Tokyo
(4)  Date of establishment: June 1, 2007 (planned)
(5) Main business: Internet access service business and corporate solution business
(6)  Fiscal year end: March 31
(7)  Number of employees: 46 (estimated as of June 1, 2007)
(8)  Main business locations: Tokyo and Osaka
(9)  Capital: JPY 100 million
(10) Number of shares outstanding: 2,000
(11) Major shareholder and its ownership: Panasonic Network Services
     Inc. 100.0%
(12) Trend of financial results in the recent fiscal year (for reference):
     hi-ho, Inc. does not have any financial results for the recent fiscal year since it plans to succeed the Internet service related business and others of Panasonic Network Services Inc. and be newly established on June 1, 2007. The financial results related to the business succeeded to hi-ho, Inc. for the fiscal year ending March 31, 2007 will be estimated to be revenues of JPY 5,468 million, gross margin of JPY 879 million and operating income of JPY 284 million. The number of customers in its Internet service business is approximately 200 thousand. The total shareholders' equity of hi-ho, Inc. upon its establishment is estimated to be JPY 556 million.

3. The company from which IIJ is acquiring the shares
(1) Company name: Panasonic Network Services Inc.
(2) Representative: Kenichi Tsunashima, President and Representative
    Director
(3) Location of headquarters: 2-13-10 Kyobashi, Chuo-ku, Tokyo
(4) Main business: Internet connectivity, Internet solutions and network service business
(5) Relationship with IIJ: PNS has a transaction with IIJ for Internet connectivity services and others. PNS does not have any capital and personal relationships with IIJ.

4. Number of shares to be acquired, cost of the acquisition and ownership change by the acquisition
(1) Number of shares owned before the acquisition: 0 (ownership: 0%) (Number of voting stock: 0)
(2) Number of shares to be acquired: 2,000 (cost of the acquisition:
    JPY 1,200 million)
    (Number of voting stock: 2,000)
(3) Number of shares owned after the acquisition: 2,000
    (ownership: 100%)
    (Number of voting stock: 2,000)

5. Schedule
March 29, 2007 Resolution of the Board of Directors of IIJ
               Close of the share transfer contract
June 1, 2007   New company to be established (planned)
               Transfer of shares (planned)

6. Affect to IIJ's consolidated financial statements
Through the acquisition of shares, hi-ho, Inc. will become IIJ's consolidated subsidiary. However, the acquisition will not affect IIJ's consolidated financial results for the fiscal year ending March 31, 2007 since IIJ plans to acquire the shares on June 1, 2007. IIJ plans to announce its financial target including an affect of the change on the consolidated subsidiary for the fiscal year ending March 31, 2008 in consideration of the acquisition upon announcement of the financial results for the fiscal year ending March 31, 2007 in May 2007.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 2
---------


[English translation]

                                                                  March 29, 2007
                                                  Internet Initiative Japan Inc.
                                                 Panasonic Network Services Inc.

IIJ and Panasonic Network Services Reach Agreement on Transfer of ISP Operations

Internet Initiative Japan Inc. ("IIJ") and Panasonic Network Services Inc. ("PNS"), which is a 100% owned subsidiary of Matsushita Electric Industrial Co., Ltd., today announced that both companies agreed to transfer PNS's Internet Service Provider ("ISP") business, currently operating under the "hi-ho" service brand, and the corporate solutions business based on this service, to IIJ.

As part of the agreement, PNS will spin off these ISP-related operations into a wholly-owned subsidiary under the name hi-ho, Inc., on June 1, 2007. On that date, IIJ will acquire the new company through a transfer of all its shares from PNS to IIJ. The "hi-ho" service brand and associated domain name will remain unchanged and service will continue uninterrupted.

Since 2001, low-cost ADSL and FTTH (Fiber-to-the-home) broadband services has been continually growing among Internet users, and the equipment connected to the broadband network has also diversified from the conventional PCs and mobile phones to digital televisions and other information appliances. At the same time, the Internet contents have transformed as well. Under these changes, new threats on the Internet security, such as phishing, are emerging and expanding.

IIJ pioneered high-quality, reliable Internet services primarily to corporate customers in Japan, and will use its long experience and technical strengths to provide individual customers with the same safe and secure network services and products. As part of the Matsushita Electric Group, whose strengths lay in digital television and mobile phone manufacturing, PNS is shifting its focus to network services for household appliances. Thus both companies consider this asset transfer mutually beneficial.

IIJ and PNS will continue to build their relationship by leveraging each other's strength and cooperating on new network services.

Contact:
    Internet Initiative Japan Inc.
    Corporate Communications
    TEL: +81-3-5259-6310

    Matsushita Electric Industrial Co., Ltd.
    Corporate eNet Business Division
    eNet Strategic Planning Office,
    Communication Group
    TEL: +81-3-3538-3523
hi-ho, Inc. (to be incorporated on June 1, 2007)
  Location:             Kyobashi MID Bldg., 2-13-10 Kyobashi, Chuo-ku, Tokyo
  Chairman:             Koichi Suzuki, IIJ President and Representative Director
  President             Isao Momota
  Capital:              JPY 100 million
  Major shareholder:    Panasonic Network Services Inc. (100%)
                        *Note: All hi-ho, Inc.'s shares will be transferred to
                        IIJ at the incorporation on June 1.
  Business:             (1) Internet service provider
                        (2) Corporate solutions provider
                        *Note: "hi-ho" service brand will be used uninterrupted.
  Employees:            46


Internet Initiative Japan Inc.
  President and CEO:   Koichi Suzuki
  Established:         December 3, 1992
  Capital:             JPY 14.3 billion
  Major shareholders:  Nippon Telegraph and Telephone Corporation, Hero and
                       Company (*), Koichi Suzuki, Itochu Corporation, NTT
                       Communications Corporation, etc.
  Headquarters:        Jimbocho Mitsui Bldg., 1-105 Kanda Jimbo-cho, Chiyoda-ku,
                       Tokyo
  Business:            Provision of Internet connectivity and network-related
                       services, network systems construction, operation and
                       maintenance, development and sales of telecommunication
                       equipment
  Sales:               JPY 56.5 billion (estimated consolidated earnings for the
                       fiscal year ending March, 2007)
  Employees:           1,101 (consolidated)
  (*) Depository facility for IIJ shares, and nominee of the Bank of New York as issuer of American Depository Receipts

Panasonic Network Services Inc.
  President:           Kenichi Tsunashima
  Established:         September 1, 1999
  Capital:             JPY 280 million
  Major shareholder:   Matsushita Electric Industrial Co., Ltd. (100%)
  Headquarters:        Kyobashi MID Bldg., 2-13-10 Kyobashi, Chuo-ku, Tokyo
  Business:            Internet connectivity, Internet solutions and network
                       service business

The statements within this document contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.